SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.558.154/0001 -29    Corporate Registry ID (NIRE) 5330000576-1

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The shareholders of Tele Norte Celular Participações S.A. (“Company”), in compliance with the Company’s bylaws, are hereby convened to an Extraordinary General Meeting to be held on January 10, 2007, at 11:00 a.m., at the Company’s headquarters, located at SCN Quadra 04 Bloco B – Centro Empresarial Varig, 7th floor, room 702-A, Brasília – DF, to deliberate on the following Agenda:

1.	Election of Fiscal Council members to occupy vacant seats; and

2.	Election of Board of Directors members to occupy vacant seats.

General Instructions:

(i)	Shareholders attending the meeting by proxy shall deliver respective powers of attorney at the Company’s headquarters no later than 48 (forty-eight) hours prior to the holding of said meeting.

(ii)
The shareholders whose bearer shares are held in fungible custody who wish to attend the Meeting shall deliver a statement of their respective updated shareholding position supplied by the custodian institution no later than 2 (two) days prior to the holding of the Extraordinary Shareholders Meeting.

Brasília, December 01, 2006.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 04, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations